Nationwide Variable Insurance Trust
Sub-Item 77M
Mergers
         12-31-2016 Semi-Annual Report

At close of business on August 5, 2016, NVIT Emerging Markets Fund
("Acquiring Fund") acquired all of the net assets of NVIT
Developing Markets Fund ("Target Fund"), each a series of the
Trust, pursuant to a plan of reorganization approved by the Board of Trustees at a meeting held on March 9, 2016. The reorganization of the Target Fund was not required to be approved by the
shareholders of the Target Fund. The purpose of the reorganization was to combine funds managed by NFA that had comparable objectives and investment strategies. The reorganization was accomplished by a tax free exchange of 4,703,011 shares of the Acquiring Fund, valued at $47,245,768, for the assets of the Target Fund. The investment portfolio of the Target Fund, with a fair value of
$40,946,327 and identified cost of $36,392,079 at
August 5, 2016, was the principal asset acquired by the Acquiring
Fund. The net assets of the Acquiring Fund immediately before the acquisition were $108,837,525. The net assets of the Acquiring Fund immediately following the acquisition were $156,083,293. For financial reporting purposes, assets received and shares issued by the Acquiring Fund were recorded at the then current fair values;
however, the cost basis of the investments received was carried forward to align ongoing reporting of the Acquiring Fund's
realized and unrealized gains and losses with amounts distributable to shareholders for tax purposes. Shareholders of Class II shares of the Target Fund received a number of shares proportional to their ownership of Class D of the Acquiring Fund.

The following is a summary of Shares Outstanding, Net Assets, Net
Asset Value Per Share and Net Unrealized Appreciation/
(Depreciation) immediately before and after the reorganization.

Fund/Class
Shares Outstanding
Net Assets
Net Asset Value Per Share
Net Unrealized Appreciation/(Depreciation)

Target Fund

NVIT Developing Markets Fund

                                            $4,554,248

Class II
          9,053,902
   $47,245,768
     $5.2183

Acquiring Fund

NVIT Emerging Markets Fund

   $12,382,158

Class I
           5,739,013
   $58,450,604
     $10.1848

Class II
          4,973,279
    49,981,395
      10.0500

Class D
               3,644    36,605      10.0459

Class Y
              36,216
       368,921 0.1867

After Reorganization

NVIT Emerging Markets Fund

                                               $16,936,406

Class I
           5,739,013    $58,450,604
     $10.1848

Class II
   4,973,279
     49,981,395
      10.0500

Class D
           4,706,655
     47,282,373
      10.0459

Class Y
              36,216
        368,921
      10.1867

The following pro forma information for the year ended December
31, 2016 is provided as though the reorganization had been
completed on January 1, 2016, the beginning of the annual reporting period for the Fund:
.. Net investment income $987,018;
.. Net loss on investments $(16,188,529);
.. Net change in unrealized appreciation/(depreciation) $31,629,916;
  and
.. Net increase in net assets resulting from operations $16,428,405.

Because the Fund's combined investment portfolio has been managed as a single integrated portfolio since the reorganization was completed, it is not practical to separate the amounts of revenue and earnings of the Target Fund that have been included in the
Acquiring Fund's Statement of Operations since August 5, 2016.

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